March 3, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Bradley Ecker, Geoffrey Kruczek, SiSi Cheng, Melissa Gilmore

Re: Zapp Electric Vehicles Group Ltd

Amendment No. 4 to Registration Statement on Form F-4

Filed on February 24, 2023

File No. 333-268857

Dear Ladies and Gentleman:

On behalf of Zapp Electric Vehicles Group Ltd (the “Company”), reference is made to the letter dated February 27, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 5 to the Registration Statement (“Amendment No. 5”) through EDGAR in response to the Staff’s Comment Letter. Amendment No. 5 has been marked to indicate changes from the Registration Statement. For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 5, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 4 to Registration Statement on Form F-4 filed February 24, 2023

Impact of the Business Combination on Pubco’s Public Float, page 33

1.    Please tell us how you considered including the shares related to the issuance of $6.1 million of Zapp Convertible Loan Notes in the ownership tables on pages 9 and 33. In this regard, we note that the $6.1 million convertible notes have been issued and will be automatically converted to Zapp Ordinary Shares either prior to or simultaneously with the closing of the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 to 12 and 33 to 36 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 100

2.    Refer to Note 4(P) on page 114 and Note 5(I) on page 115. We note your adjustments assume the receipt of $11.5 million of short-term borrowings proceeds. Please tell us and disclose if you have any existing financing arrangements for the short-term borrowings and provide sufficient detail of the terms of the arrangements. To the extent you do not have such arrangements in place, please revise your disclosures to address the following:

•	Remove the pro forma effect of these adjustments.

•

Provide a question and answer in the “Questions and Answers About the Business Combination” section of the filing to discuss the uncertainty surrounding the consummation of the business combinations and potential impact on CIIG II’s public shareholders in light of your potential cash shortfall. In this regard, we note that while you do not have a minimum cash amount that is necessary to close the merger beyond the $5,000,001 net tangible asset requirement, it appears that in the maximum redemption scenario, CIIG II does not have the ability to fund the acquisitions due to the material negative cash balance after removing the pro forma effect of the $11.5 million short-term borrowing proceeds.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 33 to 34, 45 to 46 and 102 to 118 in response to the Staff’s comment.

As of the date of this letter, a lender for such short-term borrowings has not been identified. However, the maximum redemption scenario in the proxy statement/prospectus has been presented on the assumption that CIIG II stockholders exercise their redemption rights with respect to 27,252,892 shares of CIIG II Class A Common Stock upon consummation of the Business Combination (at a redemption price of approximately $10.21 per share based on cash and marketable securities held in the trust account as of September 30, 2022 and an additional redemption amount of $0.10 per share pursuant to the Extension Loan), being the maximum number of shares of CIIG II Class A Common Stock that may be redeemed in order for the Minimum NTA Condition to be satisfied and assuming that Pubco has cash and cash equivalents of approximately $1.2 million upon closing of the Business Combination. Pursuant to CIIG II’s current certificate of incorporation, CIIG II cannot consummate the proposed Business Combination if it has less than $5,000,001 of net tangible assets remaining after the closing of the Business Combination. Given that in no event will CIIG II redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon closing of the Business Combination, the Company respectfully advises the Staff that it would not be relevant to include disclosure that CIIG II would not have the ability to fund the acquisitions due to the material negative cash balance after removing the pro forma effect of the $11.5 million short-term borrowing proceeds.

3.    We note your disclosure that you cannot consummate the proposed Business Combination if you have less than $5,000,001 of net tangible assets remaining after the closing. We also note that in the maximum redemption scenario, it appears that you are unable to maintain at least $5,000,001 in net tangible assets. Please revise your disclosures to address the following:

•

Expand your risk factor discussion under “CIIG II may not have sufficient funds to consummate the Business Combination” on page 89 to discuss the risks arising from the maximum redemption scenario, including the magnitude of the potential cash shortfall and your inability to fund the acquisition in the event you do not obtain sufficient funding from the issuance of Zapp Convertible Loan Notes, and the possibility that you may fail to meet the net tangible assets requirement and will not be able to proceed with the business combination.

•

Identify a scenario depicting the maximum number (and dollar amount) of CIIG II common shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemption for the business combination to proceed. The additional scenario should also be presented within your pro forma financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 to 12, 33 to 36, 45 to 46, 90 and 102 to 118 in response to the Staff’s comment.

***

Please do not hesitate to contact the undersigned at +65 6437 5464, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Sharon Lau

Sharon Lau of LATHAM & WATKINS LLP

cc:	Swin Chatsuwan, Kiattipong Arttachariya, David Sturgeon, Zapp Electric Vehicles Limited

F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Capital Partners II, Inc.

Alice Hsu, Orrick, Herrington & Sutcliffe LLP

Ackneil Muldrow, III, Weil, Gotshal & Manges LLP